Exhibit (d)(18)

ACCELERATED DEATH BENEFIT RIDER

An Additional Benefit of this Policy

Issued By

Columbus Life Insurance Company

Accelerated Death Benefit

You may elect to receive an advance on the Death Benefit under the policy, when the Insured has been diagnosed as having a Terminal Illness as defined in this rider.

For a joint life policy, no advance can be taken until after the death of first Insured and upon the occurrence of a qualifying event as experienced by the surviving Insured.

There is no charge for this rider prior to claim. We reserve the right to assess an administrative charge of not more than the Maximum Administrative Charge shown on the Policy Schedule to process a claim under this rider.

Tax Consequences

RECEIPT OF ACCELERATED DEATH BENEFIT PAYMENTS MAY ADVERSELY AFFECT THE RECIPIENT’S ELIGIBILITY FOR MEDICAID OR OTHER GOVERNMENT BENEFITS OR ENTITLEMENTS. THEY MAY ALSO BE CONSIDERED TAXABLE BY THE INTERNAL REVENUE SERVICE. YOU SHOULD CONTACT YOUR PERSONAL TAX ADVISOR FOR ASSISTANCE.

Minimum and Maximum Advance Amounts

The minimum and maximum advance amounts are shown on the Policy Schedule. The amount of:

(a)                                 an advance; plus

(b)                                 lien interest to the next policy anniversary; plus

(c)                                  the lien amount outstanding on the date of the advance

may not exceed the Maximum Advance Amount shown on the Policy Schedule.

In addition, no advance will be paid if payment would exceed a total advance amount equal to the Cash Surrender Value of all policies on the life of the Insured, plus $250,000.

Payment of Advance Amount

You may request more than one advance subject to the minimum and maximum amounts.

Advance payments will be paid in a lump sum to You or to any other payee You so designate.  Payment of the accelerated death benefit is due immediately upon receipt of the due written proof of eligibility. Lump sum payments will not be paid as an annuity contingent upon the life of the insured.  Advance payments may be made as frequently as monthly but all advance payments must be made within 12 months of the first advance payment for Terminal Illness.  No advance payments will be made on or after the policy anniversary on which the Insured is the Maximum Advance Age shown on the Policy Schedule.

Policy Lien	When an advance is paid under this rider, a lien is created against the policy. The lien is equal to the amount of advances made against the policy plus amounts added to the lien as described below.

If You do not pay lien interest when it is due, it will be added to the amount of the lien and will bear interest at the rate shown on the Policy Schedule, subject to Your right of repayment. You may repay any outstanding lien at any time before the Insured’s death.

We will increase the lien, if necessary, to keep the policy in force. The lien will continue to exist against the policy until the lien is repaid or the policy terminates, even if the lien amount exceeds the Maximum Advance Amount available under this rider.

If a premium remains unpaid at the end of the Grace Period, We will increase the lien by the amount of the premium with lien interest to the next policy anniversary even if such increase causes the lien amount to exceed the Maximum Advance Amount available under this rider.

Lien Interest

Lien interest is due and payable in advance on the date of an advance to the next policy anniversary and on each policy anniversary thereafter to the next policy anniversary. The Lien Interest Rate is shown on the Policy Schedule.

Effect of Lien	An outstanding lien will have the following effect on the policy: the Death Benefit payable if the Insured dies while the policy is in force will be reduced by the amount of any outstanding lien.

A lien will not reduce the Specified Amount or Cash Surrender Value of the policy.

We may deny Your request to make any changes to the policy while there is an outstanding lien, including the right to elect a nonforfeiture option. We may deny Your request to decrease the Specified Amount under the policy after the date of the first advance payment.

Conditions for Making Advance

The payment of any advance under this rider is conditioned upon and subject to Our receipt at the Home Office of all of the following:

(1)                                 Your written request for an advance;

(2)                                 the written consent of any irrevocable Beneficiary and any assignee;

(3)                                 Your written designation of Us as an assignee of policy proceeds equal to the amount of any outstanding lien, including lien interest;

(4) medical evidence acceptable to Us from a United States licensed physician other than the Owner, Insured or a member of their immediate families that:
(a) the Insured has been diagnosed as having a Terminal Illness; and (b) such Terminal Illness is expected to result in death within 12 months of the date such evidence is provided to Us.

We may require a second opinion and examination of the Insured at Our expense by a physician designated by Us.

The accelerated death benefit under this rider will be made available to You on a voluntary basis only. Therefore:

(1)                                 If You are required by law to elect this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, You are not eligible for this benefit.

(2)                                 If You are required by a government agency to elect this benefit in order to apply for, obtain, or keep a government benefit or entitlement, You are not eligible for this benefit.

Reinstatement

If the policy terminates and is reinstated, this rider will automatically be reinstated with the policy. Any lien that was outstanding at the time the policy terminated will be reinstated with lien interest as if the policy had not terminated.

When Effective	The Effective Date of this rider is shown on the Policy Schedule.

Termination of Rider	This rider will terminate the date the policy terminates.

Other Provisions	Unless otherwise provided in Your written election for an advance, the payee may not commute, anticipate, assign, alienate or otherwise encumber any payment under this rider.

We will not contest this rider after it has been in effect during the Insured’s lifetime for two years from its Effective Date or, if this rider terminates because of the termination of the policy and both are reinstated, two years from its reinstatement date. No statement will be used in contesting a request for an advance unless it is false and material and in an application or supplemental application attached to this rider or to the policy of which this rider is a part.

Any contest of a reinstated rider will be based only on false and material statements in the application for reinstatement, unless termination and reinstatement occur during the first two policy years.  If the policy is reinstated in the first two policy years, a contest may be based on false and material statements in both the application for reinstatement and the original application for the policy.

We will not contest the validity of this rider after an increase in the Specified Amount of the policy after the increase has been in effect during the Insured’s lifetime for two years from the effective date of the increase.

This rider is attached to and made a part of the policy. The terms and definitions of the basic policy apply to this rider except to the extent they are in conflict with its terms.